UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.                )*

Under the Securities Exchange Act of 1934

Navios Maritime Containers L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62151 108

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) +(377) 9798-2140

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER 11,592,276
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,592,276
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,592,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 33.5%(1)
14	TYPE OF REPORTING PERSON* CO

(1)

Based on 34,603,100 common units issued and outstanding, as disclosed in the Registration Statement on Form F-1 (as amended), filed by the issuer with the U.S. Securities and Exchange Commission on November 30, 2018. All amounts contained in this report do not reflect holdings of approximately 3.7% of the Issuer’s common units held by Navios Maritime Holdings Inc., that owns approximately 20% of the equity interests of the Reporting Person.

Item 1. Security and Issuer

This statement on Schedule 13D relates to Common Units, representing limited partner interests in the Navios Maritime Containers L.P. (the “Issuer”), a limited partnership organized under the laws of the Republic of the Marshall Islands, with principal executive offices at 7 Avenue de Grande Bretagne, Office 11B2.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background

The Issuer filed a Registration Statement on Form F-1 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the pro rata distribution (the “Distribution”), by Navios Maritime Partners L.P. (the “Reporting Person”) to its unit holders of 6.9% of the common units of the Issuer held by the Reporting Person immediately prior to the Distribution.

The Registration Statement was declared effective by the SEC on November 30, 2018, and the Distribution was completed on December 3, 2018.

To effect the Distribution, the Reporting Person made a pro rata distribution of 855,001 common units of the Issuer’s issued and outstanding common units held by the Reporting Person to holders of the Reporting Person’s units as of the close of business, New York City time, on November 23, 2018, the record date for the Distribution. The Reporting Person distributed 0.0050 of the Issuer’s common units for every Reporting Person unit held by such holder.

Prior to the Distribution, the Reporting Person held 12,447,277 (or approximately 36.0%) of the Issuer’s outstanding common units. Following the completion of the Distribution, the Reporting Person holds 11,592,276 (or approximately 33.5%) of the Issuer’s outstanding common units.

Commencement of trading of the Issuer’s common units on the Nasdaq Global Select Market is expected to commence approximately one week following the completion of the Distribution.

The Reporting Person is a limited partnership organized under the laws of the Republic of the Marshall Islands, with principal executive offices at 7 Avenue de Grande Bretagne, Office 11B2.

Neither of the Reporting Person nor any manager or executive officer of the Reporting Person, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction

The purpose of the Distribution is to increase the unit holder base of the Issuer in connection with its listing on the Nasdaq Global Select Market. The information provided in Item 2 to this report is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

(a)	Following the completion of the Distribution, the Reporting Person holds 11,592,276, or approximately 33.5%, of the Issuer’s outstanding common units.

(b)	The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Issuer’s common units owned by the Reporting Person.

(c)	Except as described herein, the Reporting Person has not effected any transactions in the Issuer’s common units during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 2 and 4 is hereby incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME PARTNERS L.P.

Date: December 10, 2018	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer